Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an advertisement first published by HP on February 10, 2002.

Today:

HP is #5 in enterprise storage

HP is #4 in Windows® servers

HP is #2 in Unix servers

HP is #3 in PCs

HP is #1 in management software

HP is #1 in printing and imaging

HP is #8 in IT services with 15,000 professionals

HP fields a sales force of 7,000

HP R&D investment is approximately $2.7 billion annually

HP enterprise computing operating margins are -3%

HP PC and access device operating margins are -4%

HP operating margins for IT services are 5%

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Tomorrow:

HP + Compaq is #1 in enterprise storage

HP + Compaq is #1 in Windows® servers

HP + Compaq is #1 in Unix servers

HP + Compaq is #1 in PCs

HP + Compaq is still #1 with access to more customers

HP + Compaq is still #1 and can invest more in the business

HP + Compaq is #3 in IT services with 65,000 professionals

HP + Compaq fields a sales force of 15,000

HP + Compaq R&D investment is approximately $4 billion annually

HP + Compaq enterprise computing operating margins are 9%*

HP + Compaq PC and access device operating margins are 3%*

HP + Compaq operating margins for IT services are 14%*

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Vote for market leadership, vote for growth and profitability, vote for tomorrow. HP + Compaq. www.VotetheHPway.com

For important information about the merger, please see HP’s registration statement on Form S-4. *In particular, this document contains information regarding forward-looking statements such as future cost savings, earnings growth, and expected profitability, and the assumptions and beliefs underlying our financial expectations. For important information about the participants in HP’s solicitation of proxies in connection with the merger, please see HP’s SEC filings under Rule 425 dated December 19, 2001. These documents are available on the SEC’s website at www.sec.gov. All business rankings are based on historical revenues/market share.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any protections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory, the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contracting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contracting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

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